Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

August 14, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Notice of Meeting, Proxy Statement, and Form of Proxy Card (together, the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2013 relating to Transamerica MLP & Energy Income (the “Fund”), a series of the Registrant. The Proxy Statement is to be used in connection with a Special Meeting of Shareholders of the Registrant to be held on September 27, 2013. The Staff’s comments were conveyed to the Registrant by telephone on August 12, 2013.

Below are the Staff’s comments on the Proxy Statement with respect to the Fund and the Registrant’s responses thereto.

1.	Comment: Please disclose whether shareholders who vote by mail may revoke executed proxies or voting instructions.

Response: The Registrant confirms that all shareholders may revoke executed proxies or voting instructions before the vote is taken and has modified the disclosure in the Proxy Statement accordingly.

2.

Comment: In the proposed concentration policy, as detailed in Proposal 1 of the Proxy Statement, the Registrant uses the phrase “regulatory authority”. Please confirm that the Registrant understands that the Securities and Exchange Commission (the “SEC”) is the regulatory authority which has jurisdiction over the rules under the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, please consider replacing the phrase “regulatory authority” with “Securities and Exchange Commission.”

Response: The Registrant confirms that it is aware that the Commission is the regulatory authority which has the authority over the rules under the 1940 Act. The Registrant uses the term “regulatory authority” in its fundamental Investment Policies for its entire family of funds (the “Transamerica Fund Complex”) and states that such fundamental Investment Policies were approved by the Transamerica Fund Complex in late 2012 and early 2013 following the filing of both preliminary and definitive proxy statements with the Commission. The Registrant intends to keep its fundamental restrictions as uniform as possible across the Transamerica Fund Complex and therefore has not made the requested disclosure change.

3.

Comment: The Staff notes that the proposed concentration policy, as detailed in Proposal 1, is not consistent the disclosure requirements of Section 8(b)(1)(E) of the 1940 Act, which requires disclosure regarding the expected concentration within a particular industry or group of industries. Please adjust the disclosure accordingly.

Response: The Registrant states that the proposed concentration policy for the Fund, as described in the Proxy Statement, is consistent with the disclosure contained in the fundamental concentration policies of other registered MLP and energy mutual funds and believes that the proposed concentration policy is consistent with the disclosure requirements of Section 8(b)(1)(E) of the 1940 Act. Additionally, the Registrant states that the Fund’s prospectus provides Item 4 disclosure regarding the expected industries in which the Fund will invest (e.g., “The sub-adviser considers the “energy sector” to consist of companies involved in exploring, developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or electricity (“energy-related assets”)). The Registrant has therefore not made revisions to the disclosure. (See, e.g., Oppenheimer SteelPath MLP Funds Trust’s registration statement dated March 27, 2013, Vanguard Specialized Funds’ registration statement dated May 28, 2013 and Goldman Sachs Trust’s registration statement dated March 25, 2013.)

4.

Comment: In Proposal 1 of the Proxy statement, please revise the disclosure on concentration to clarify that the Fund cannot invest “without limit” in U.S. government securities or municipal securities without taking into account the industry in which the municipality project bond invests. The Registrant could address this comment by saying that U.S. government and its agencies or instrumentalities and municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of U.S. government and its agencies or instrumentalities and municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

5.	Comment: With regard to the fundamental policy relating to the Fund’s concentration, please revise the disclosure to delete the carve-out for “securities of foreign governments.”

Response: The Registrant has not made the requested change concerning the securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, the Registrant notes that its treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., Dreyfus Emerging Markets Local Currency Funds, in its registration statement dated October 1, 2012 (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

6.

Comment: Please explain or consider deleting the statement that “[t]here also will be no limit on the Fund’s investment in issuers domiciled in a single jurisdiction or country” since it does not concern the Fund’s concentration policy.

Response: The Registrant notes that the presentation is consistent with the presentation in other current registration statements within the Transamerica Fund Complex. Accordingly, no changes have been made at this time.

7.

Comment: Please consider rewording or deleting the statement “[t]here also will be no limit on investment in issuers domiciled in a single jurisdiction or country” as it relates to the Fund’s concentration policy.

Response: The Registrant notes that the presentation is consistent with the presentation in other current registration statements within the Transamerica Fund Complex. Accordingly, no changes have been made at this time.

8.	Comment: Please disclose whether shareholders may obtain copies of the Annual and Semi-Annual Report on the Fund’s website.

Response: The Registrant confirms that shareholders of the Fund will be able to obtain Annual and Semi-Annual reports on the Fund’s website and has made revisions consistent with the Staff’s comment.

9.	Comment: Please confirm that the principal shareholders beneficially owning 5% or more of the outstanding shares of the class of the Fund, as of July 18, 2013, is represented appropriately.

Response: The Registrant confirms that beneficial owners disclosure in the Proxy Statement is correct and is reported at the class level of the Fund.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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